SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2024

Commission File Number: 001-35464

Caesarstone Ltd.
(Translation of registrant’s name into English)

Kibbutz Sdot Yam
MP Menashe
Israel 3780400
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

As previously disclosed, Caesarstone USA, Inc. is one of a number of defendants in a series of lawsuits alleging that fabricators contracted illnesses, including silicosis, through exposure to silica particles while fabricating the defendants’ products.

On August 7, 2024, the jury rendered a verdict in one such case brought in the Los Angeles County Court, Gustavo Reyes-Gonzalez vs. Aaroha Radiant Marble & Granite Slabs, et al. The jury found all defendants liable and awarded the plaintiffs $52.4 million in damages. Caesarstone USA was apportioned 15% of this amount, or $7.9 million, if assessed without modification.

The Company strongly disagrees with the jury’s verdict. It believes the verdict is not supported by the facts of the case, such as its failure to acknowledge the proactive measures the Company has taken over the years to warn and educate about safe fabrication practices. The Company intends to pursue its various post-trial remedies, including but not limited to overturning the verdict on appeal.

The Company does not expect the outcome of this claim to have a materially adverse effect on its consolidated financial statements due to the amount involved and the fact that the Company has insurance coverage. The Company is subject to over 45 other product liability claims in the U.S. alleging silica exposure causing silicosis that are in an early stage. While we plan to vigorously defend all these claims, we are unable to provide an estimate of their potential exposure, if any, at this time.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 6-K contains “forward-looking statements” within the meaning of federal securities laws. Words such as “expect” and “intend” and similar expressions identify forward-looking statements, which include but are not limited to statements related to the Company’s expectations regarding the ultimate outcome of the referenced lawsuit. This information is qualified in its entirety by risks and uncertainties discussed under the sections "Risk Factors" and "Special Note Regarding Forward-Looking Statements and Risk Factor Summary" in our most recent annual report on Form 20-F filed with the Securities and Exchange Commission (the "SEC") on March 6, 2024, and in other documents filed by Caesarstone with the SEC, which are available free of charge at www.sec.gov. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE LTD.

Date: August 8, 2024	By:	/s/ Ron Mosberg
Name: Ron Mosberg
Title: General Counsel & Corporate Secretary